           SUPPLEMENT TO THE OFFER TO PURCHASE DATED NOVEMBER 2, 1998

                       DEXTER ACQUISITION DELAWARE, INC.
                          A WHOLLY-OWNED SUBSIDIARY OF

                               DEXTER CORPORATION
                          IS NOW OFFERING TO PURCHASE
               ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK OF

                            LIFE TECHNOLOGIES, INC.
                      AND HAS INCREASED THE OFFER PRICE TO

                         $39.125 NET PER SHARE IN CASH

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 22, 1998, UNLESS THE OFFER IS EXTENDED.

     This Supplement amends and supplements the Offer to Purchase, dated November 2, 1998, as amended (the "November 2 Offer to Purchase"), relating to the Offer by Dexter Acquisition Delaware, Inc. ("Purchaser"), a wholly-owned subsidiary of Dexter Corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share ("Shares"), of Life Technologies, Inc. (the "Company") not owned by Parent (the "Publicly-held Shares"). Purchaser hereby offers to purchase any and all Publicly-held Shares at a purchase price of $39.125 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the November 2 Offer to Purchase, this Supplement and in the revised Letter of Transmittal.

     THE MINIMUM SHARE CONDITION TO THE OFFER SET FORTH IN THE NOVEMBER 2 OFFER TO PURCHASE HAS BEEN ELIMINATED AND THE OFFER IS NO LONGER CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE. THE OFFER, HOWEVER, REMAINS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE AMENDED OFFER -- AMENDED CONDITIONS OF THE OFFER".

     THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY OR ANY COMMITTEE THEREOF.

     PARENT CURRENTLY BENEFICIALLY OWNS 12,246,664 SHARES, REPRESENTING APPROXIMATELY 51.5% OF THE OUTSTANDING SHARES AT OCTOBER 29, 1998.

     PURCHASER DOES NOT INTEND TO FURTHER EXTEND OR AMEND THE OFFER.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
December 7, 1998

                                   IMPORTANT

     Any stockholder desiring to tender all or a portion of such stockholder's Shares should either (a)(i) complete and sign the revised Letter of Transmittal or a facsimile thereof in accordance with the instructions in the revised Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the revised Letter of Transmittal and mail or deliver the revised Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to the Depositary, or (ii) tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER -- Procedure for Tendering Shares" or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "THE TENDER
OFFER -- Procedure for Tendering Shares" and "THE AMENDED OFFER -- Procedure for Tendering Shares" herein.

     STOCKHOLDERS WHO PREVIOUSLY TENDERED THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $39.125 PER SHARE, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.

     TENDERING STOCKHOLDERS OTHERWISE ENTITLED THERETO WILL RECEIVE THE COMPANY'S DIVIDEND OF $.05 PER SHARE PAYABLE ON JANUARY 15, 1999 TO ALL STOCKHOLDERS OF RECORD ON DECEMBER 18, 1998 WHICH WAS DECLARED ON NOVEMBER 10, 1998.

     TENDERING STOCKHOLDERS MAY CONTINUE TO USE THE ORIGINAL BLUE LETTER OF TRANSMITTAL AND THE ORIGINAL PINK NOTICE OF GUARANTEED DELIVERY PREVIOUSLY CIRCULATED WITH THE OFFER TO PURCHASE OR MAY USE THE REVISED GRAY LETTER OF TRANSMITTAL AND THE REVISED SALMON NOTICE OF GUARANTEED DELIVERY CIRCULATED WITH THIS SUPPLEMENT.

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the revised Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1
SPECIAL FACTORS.............................................    3
  Background of the Offer...................................    3
  Fairness of the Offer.....................................    5
  Purpose and Structure of the Offer; Plans for the Company
     after the Offer........................................    5
THE AMENDED OFFER...........................................    6
  Amended Terms of the Offer................................    6
  Procedure for Tendering Shares............................    6
  Certain Information Concerning the Company................    7
  Price Range of Shares; Dividends..........................    8
  Certain Effects of the Transaction........................    8
  Source and Amount of Funds................................    9
  Amended Conditions of the Offer...........................   10
  Miscellaneous.............................................   13

To the Holders of Common Stock of Life Technologies, Inc.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated November 2, 1998, as amended by Amendments No. 1, 2, 3 and 4 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 5, 1998, November 12, 1998, November 23, 1998 and December 2, 1998, respectively (as so amended, the "November 2 Offer to Purchase", and together with this Supplement, the "Offer to Purchase"), of Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"). Purchaser hereby offers to purchase any and all outstanding shares of common stock, par value $.01 per share of Life Technologies, Inc. (the "Company") not owned by Parent (the "Publicly-held Shares") at a purchase price of $39.125 per share (the "Revised Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related revised Letter of Transmittal which, as further amended and supplemented from time to time, constitute the "Offer."

     Except as otherwise set forth in this Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the November 2 Offer to Purchase and the related Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the November 2 Offer to Purchase. Capitalized terms used and not otherwise defined herein have the meaning ascribed to them in the November 2 Offer to Purchase. Procedures for tendering Shares are set forth in the sections entitled "THE TENDER OFFER -- Procedure for Tendering Shares" of the November 2 Offer to Purchase and "THE AMENDED OFFER -- Procedure for Tendering Shares" herein.

     THE MINIMUM CONDITION TO THE OFFER SET FORTH IN THE NOVEMBER 2 OFFER TO PURCHASE HAS BEEN WAIVED AND THE OFFER IS NO LONGER CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE. THE OFFER, HOWEVER, REMAINS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE AMENDED OFFER -- AMENDED CONDITIONS OF THE OFFER".

     THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The fifth paragraph of the section entitled "Introduction" of the November 2 Offer to Purchase is hereby amended by amending and restating it in its entirety as follows:

          Parent and Purchaser currently desire, following the consummation of the Offer, to have the Company effect a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger (the "Effective Time"), each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive an amount in cash equal to the Revised Offer Price (the "Merger Consideration"). Following consummation of the Second Step Merger, the Company would continue as the surviving corporation (the "Surviving Corporation") and would be a wholly-owned subsidiary of Parent.

     The seventh paragraph of the section entitled "Introduction" of the November 2 Offer to Purchase is hereby amended by amending and restating it in its entirety as three full paragraphs as follows:

          If a "short form" merger cannot be effectuated because Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of an agreement between the Company, Parent and

     Purchaser with respect to the Second Step Merger (a "Merger Agreement") and the adoption of a Merger Agreement by the holders of at least 80% of the outstanding Shares (including Parent and Purchaser, who would vote all Shares owned by them for such approval). Accordingly, if Parent and Purchaser own more than 80% of the outstanding Shares, they would have the power to cause the adoption of a Merger Agreement without the affirmative vote of any other stockholder.

          If Parent and Purchaser own 80% or more but less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, including voting the Shares owned by them for adoption of the Merger Agreement which will, if the Shares remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the Commission of certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders.

          If Parent and Purchaser own less than 80% of the outstanding Shares following consummation of the Offer, they may either seek to proceed with the Second Step Merger as described in the preceding paragraph or for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Revised Offer Price, in order to increase Parent and Purchaser's combined ownership of Shares. The timing and amount of, and prices paid for, such purchases would depend upon the number of Shares then held by Parent and Purchaser, the identity and intentions of the Company's other stockholders, prevailing market prices for the Shares, developments affecting the Company and other factors which cannot be predicted at this time. See "THE TENDER OFFER -- Certain Effects of the Transaction". As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated. In addition, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. See "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer".

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

     The Purchaser previously amended and supplemented the discussion set forth under the section entitled "SPECIAL FACTORS -- Background of the Offer" of the November 2 Offer to Purchase in Amendment No. 3 to the Schedule 14D-1 filed with the Commission on November 23, 1998, as follows:

          (a) The first full paragraph below replaces the third full paragraph under "SPECIAL FACTORS -- Background of the Offer" and the second full paragraph below was added as the new fourth paragraph under "SPECIAL FACTORS -- Background of the Offer":

             In 1998, as part of a strategic review of Parent's entire business, Parent's management evaluated its investment in the Company. In this regard, Merrill Lynch was engaged to provide Parent with financial advisory and investment banking services in accordance with an engagement letter dated May 1, 1998. The results of this strategic review were presented to Parent's Board of Directors (the "Parent Board") at an informal meeting held on June 23, 1998 and at a regular meeting held on June 24, 1998, including management's recommendation that Parent seek to acquire all of the Company's equity interest which Parent did not then own. The Parent Board concluded that, if such acquisition were to be sought and completed, it would be desirable for
        J. Stark Thompson, Ph.D., the chief executive officer of the Company, to continue in that capacity.

             The presentation of Merrill Lynch at such meetings (the "June Presentation") was based solely on publicly-available information and estimates of future financial results published by First Call Corporation and selected brokerage firms and was used to assist Parent in determining the appropriate price for the Proposal. Such presentation analyzed the pro forma effect on Parent of a transaction involving a hypothetical offer price of $38.00 per share and a sensitivity analysis of plus or minus $1.00 per share (the "Hypothetical Range"). The presentation also included analyses similar to those analyses described below under "-- Analysis of Financial Advisor to Parent-Analyses of Selected Comparable Publicly Traded Companies" and "-- Analysis of Change of Control Acquisitions". For purposes of comparing implied multiples, Merrill Lynch used the mid-point of the Hypothetical Range, which represented a premium of 19.2% over the Company's closing price on NASDAQ (as defined below) of $31.88 per share on June 22, 1998. The full text of the June Presentation has been included as Exhibit (g)(6) to the
        Schedule 13E-3 and the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such Exhibit. See the last five paragraphs under "-- Analysis of Financial Advisor to Parent" for qualifying statements as to the October 23, 1998 presentation of Merrill Lynch which qualifying statements apply to its June Presentation as well, including as to any projections included therein.

          (b) The fifth paragraph under "SPECIAL FACTORS -- Background of the Offer" was amended by amending and restating it in its entirety as follows:

             On July 6, 1998, in a special meeting of the Parent Board, the Parent Board authorized Mr. Walker to make a proposal on behalf of Parent to acquire all of the shares of the Company not currently owned by Parent for $37.00 in cash. Such price represented a premium of 20.1% over the Company's closing price on NASDAQ of $30.81 per share on July 2, 1998.

          (c) The twenty-sixth paragraph under "SPECIAL FACTORS -- Background of the Offer" was amended by amending and restating it in its entirety as follows:

             On October 14, 1998, the Parent Board held a special telephonic meeting to receive reports on the Proposal from Parent's management and its financial advisor on the Special Committee's response to the Proposal and related matters. The presentation of Merrill Lynch set forth in its October 14, 1998 presentation contained analyses similar to those set forth in its October 23, 1998 presentation and described under "-- Analyses of Financial Advisor to Parent". Such presentation also analyzed the pro forma impact of the transaction on Parent. All such analyses used the Offer Price. The full text of Merrill Lynch's written presentation delivered to the Parent Board on October 14, 1998 has been included as Exhibit (g)(7) to the Schedule 13E-3 and the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such Exhibit. See the last five paragraphs under "-- Analysis of Financial Advisor to Parent" for qualifying statements as to the October 23, 1998 presentation of Merrill Lynch which qualifying statements apply to its October 14, 1998 presentation as well, including as to any projections included therein.

          (d) The second sentence contained in the twenty-ninth paragraph under "SPECIAL FACTORS -- Background of the Offer" was amended by amending and restating such second sentence in its entirety as set forth below:

             On October 23, 1998, at a regular meeting of the Parent Board, Parent's management and representatives of Parent's financial advisors and legal counsel reviewed with the Parent Board the status and fairness of the Proposal. See "Certain Factors -- Fairness of the Offer" and
        "-- Analysis of Financial Advisor to Parent". Mr. Walker advised the Parent Board that he had convened a special telephonic meeting of the Company Board for Tuesday, October 27, 1998, to receive a report on the status of the Special Committee's review of the Proposal from the Special Committee. The Parent Board authorized Mr. Walker to withdraw the Proposal if he believed that to be in Parent's best interest; the Parent Board also authorized Parent to proceed with the Offer if the Proposal was withdrawn.

     The following paragraphs are added after the last full paragraph under "SPECIAL FACTORS -- Background of the Offer":

          On November 4, 1998 the Company issued a press release announcing that Messrs. Samuel and Wylie resigned as members of the Company Board effective November 3, 1998. In their letters of resignation and a Joint Statement of the Former Members of the Special Committee of Independent Directors of Life Technologies, Inc. (the "Joint Statement") (which were filed as Exhibits 17.1 and 17.2 to the Company's Current Report on Form 8-K, dated November 6, 1998), Messrs. Samuel and Wylie cited their disagreement with certain actions taken by the Company Board in connection with the Offer (including the decision to disband the Special Committee) and the reasons why they opposed the Proposal.

          On November 8, 1998, the Company issued a press release announcing that on November 6, 1998, an Amended and Consolidated Class Action Complaint and Motion for Preliminary Injunction (the "Motion") had been filed in the Court of Chancery of the State of Delaware in the action entitled In Re Life Technologies, Inc. Shareholders Litigation (Consolidated Civil Action No. 16513). The Company indicated in the press release that the amended complaint alleged, among other things, that Parent and the defendant directors of the Company who are affiliated with Parent had breached or may breach their respective fiduciary duties to the Company's public shareholders and sought to enjoin the defendants from consummating the Offer and sought monetary damages and costs. The Delaware Chancery Court denied the Motion on November 24, 1998.

          On November 16, 1998, the Company filed the Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9")which disclosed that the Company Board determined that the Company would express no opinion and would remain neutral with respect to the Offer because a majority of the Company Board is affiliated with Parent. The Company included in the
     Schedule 14D-9 the view of Dr. Adams that the shareholders should reject the Offer and not tender their Shares. The Schedule 14D-9 contains other information requested to be included by Dr. Adams, including without limitation the Joint Statement and "Analysis of Goldman Sachs," which summarizes certain analyses provided by Goldman Sachs to the Special Committee. The reasons given by Dr. Adams (set forth in the Joint Statement) included that the Offer omitted or ignored significant components to the Company's long-term inherent value and earning power, including the R&D Pipeline.

          On December 2, 1998 Parent issued a press release announcing the extension of the original Offer until 12:00 midnight, New York City time, on Friday, December 4, 1998 and that, based on information provided by the Depositary, as of 12:00 midnight on Tuesday, December 1, 1998, approximately 2,337,440 Publicly-held Shares had been tendered and not withdrawn. According to information provided by the Depositary, as of 12:00 midnight, New York City time, on Friday, December 4, 1998, approximately 2,255,412 Publicly-held Shares had been tendered and not withdrawn.

FAIRNESS OF THE OFFER

     The discussion set forth in the section entitled "SPECIAL
FACTORS -- Fairness of the Offer" of the November 2 Offer to Purchase is hereby amended and supplemented by the addition of the following paragraph as the third paragraph under such section:

          As noted above, following the Pre-Announcement Date, various stock market indices declined significantly. Since the preparation of the Merrill Lynch analysis presented to the Parent Board on October 23, 1998 and the commencement of the Offer on November 2, 1998, however, such indices have risen to levels which, in general, are consistent with their levels on the Pre-Announcement Date. Such market increases have not caused Parent to change its belief that the original Offer Price of $37.00 per Share remains fair. Parent also believes that the Revised Offer Price is fair. Since October 23, 1998 Merrill Lynch has not been requested to present to Parent any valuation analyses with respect to the Company and has not presented any such analyses.

PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER

     The fourth paragraph of the section entitled "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer" of the November 2 Offer to Purchase is hereby amended by amending and restating it in its entirety as follows:

          Parent and Purchaser currently desire, following the consummation of the Offer, to have the Company consummate the Second Step Merger. In such event, in accordance with the relevant provisions of the DGCL, Purchaser would be merged with and into the Company. The purpose of the Second Step Merger would be to acquire all Publicly-held Shares not tendered and purchased pursuant to the Offer or otherwise held by Purchaser or Parent. In the Second Step Merger, each then-outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive the Merger Consideration. See "SPECIAL FACTORS -- Appraisal Rights in the Merger." Following consummation of the Second Step Merger, the Company would continue as the Surviving Corporation and be a wholly-owned subsidiary of Parent.

     The sixth paragraph of the section entitled "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer" of the November 2 Offer to Purchase is hereby amended by amending and restating it in its entirety as three full paragraphs as follows:

          If a "short form" merger cannot be effectuated because Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of a Merger Agreement and the adoption of a Merger Agreement by the holders of at least 80% of the outstanding Shares (including Parent and Purchaser, who would vote all Shares owned by them for such approval). Accordingly, if Parent and Purchaser own more than 80% of the outstanding Shares, they would have the power to cause the adoption of a Merger Agreement without the affirmative vote of any other stockholder.

          If Parent and Purchaser own 80% or more but less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, including voting the Shares owned by them for adoption of a Merger Agreement which will, if the Shares remain registered under the Exchange Act, require filing with the Commission of certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders.

          If Parent and Purchaser own less than 80% of the outstanding Shares following consummation of the Offer, they may either seek to proceed with the Second Step Merger as described in the preceding paragraph or for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Revised Offer Price, in order to increase Parent and Purchaser's combined ownership of Shares. Any such acquisition of Shares by Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D and Rules 10b-18 and 13e-3 under the Exchange Act. See "THE TENDER OFFER -- Certain Effects of the Transaction." The timing and amount of, and prices paid for, such purchases would depend upon the number of Shares then held by Parent and Purchaser, the identity and intentions of the Company's other stockholders, prevailing market prices for the Shares, developments affecting the Company and other factors which cannot be predicted at this time. As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated. In addition, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. After completion or termination of the Offer, Parent and Purchaser also reserve the right, but have no current intention, to sell Shares in open market or negotiated transactions.

                               THE AMENDED OFFER

AMENDED TERMS OF THE OFFER

     The terms of the Offer set forth under the section entitled "THE TENDER OFFER -- Terms of the Offer" of the November 2 Offer to Purchase are hereby amended and supplemented as follows:

          The price to be paid for Shares purchased pursuant to the Offer has been increased from $37.00 to $39.125 per Share, net to the seller in cash, without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), after the Expiration Date, Purchaser will promptly accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the section entitled "THE TENDER OFFER -- Withdrawal Rights" of the Offer to Purchase. All stockholders whose Shares are tendered and purchased pursuant to the Offer (including those Shares tendered prior to the date hereof) will receive the increased price.

          THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED AND THE OFFER WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 22, 1998, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Shares tendered pursuant to the Offer may be withdrawn in the manner set forth in the section entitled "THE TENDER OFFER -- Withdrawal Rights" of the Offer to Purchase at any time unless theretofore accepted for payment as provided in the Offer.

          Certain conditions of the Offer as set forth in the section entitled "THE TENDER OFFER -- Certain Conditions of the Offer" of the Offer to Purchase have been amended, as set forth in Amendment No. 3 to the Schedule 14D-1 filed with the Commission on November 23, 1998. See "THE AMENDED OFFER -- Amended Conditions of the Offer". The minimum share condition to the Offer set forth in the November 2 Offer to Purchase has been eliminated and the Offer is no longer conditioned upon any minimum number of Shares being validly tendered and not withdrawn prior to the Expiration Date.

PROCEDURE FOR TENDERING SHARES

     The procedures for tendering Shares set forth in the section entitled "THE TENDER OFFER -- Procedure for Tendering Shares" of the Offer to Purchase are amended and supplemented as follows:

          Tendering stockholders may continue to use the original BLUE Letter of Transmittal and the original PINK Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or may use the revised GRAY Letter of Transmittal and the revised SALMON Notice of Guaranteed Delivery circulated with this Supplement. Although the original BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the November 2 Offer to Purchase, stockholders using such document to tender their Shares will nevertheless receive the Revised Offer Price of $39.125 per Share for each Share validly tendered (and not properly withdrawn) and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

          STOCKHOLDERS WHO PREVIOUSLY TENDERED THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE REVISED OFFER PRICE OF $39.125 PER SHARE, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.

          See the section entitled "THE TENDER OFFER -- Withdrawal Rights" of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Offer.

CERTAIN INFORMATION CONCERNING THE COMPANY

     Purchaser previously amended and restated in its entirety the third and fourth full paragraphs set forth under the section entitled "THE TENDER
OFFER -- Certain Information Concerning the Company -- Projections" of the November 2 Offer to Purchase in Amendment No. 3 to the Schedule 14D-1 filed with the Commission on November 23, 1998, as follows:

          THE PROJECTIONS SET FORTH ABOVE WERE NOT PREPARED BY PARENT OR PURCHASER. THE PROJECTIONS ARE INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT ON BEHALF OF THE SPECIAL COMMITTEE. FOR THE REASONS SET FORTH AND REFERRED TO UNDER THE HEADINGS, "SPECIAL
     FACTORS -- BACKGROUND OF THE OFFER", " -- FAIRNESS OF THE OFFER" AND
     " -- ANALYSIS OF FINANCIAL ADVISOR TO PARENT", PARENT DISAGREES WITH CERTAIN IMPORTANT ASPECTS OF THE PROJECTIONS AND THE INCLUSION OF THE PROJECTIONS IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR PARENT'S FINANCIAL ADVISOR, OR PARENT'S OR PURCHASER'S OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE. NONE OF SUCH PERSONS OR ENTITIES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF.

          IN ADDITION, THE MATTERS DISCUSSED ABOVE UNDER THIS HEADING, "THE TENDER OFFER -- CERTAIN INFORMATION CONCERNING THE COMPANY -- PROJECTIONS" TOGETHER WITH OTHER MATTERS SET FORTH UNDER THE HEADING, "SPECIAL
     FACTORS -- BACKGROUND OF THE OFFER", "-- FAIRNESS OF THE OFFER" AND
     "-- ANALYSIS OF FINANCIAL ADVISOR TO PARENT" ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STOCKHOLDERS ARE CAUTIONED THAT, IN ADDITION TO OTHER FACTORS SET FORTH UNDER "SPECIAL FACTORS -- BACKGROUND OF THE OFFER", "-- FAIRNESS OF THE OFFER" AND "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT", THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS; PRESSURE ON GROWTH RATES FROM COMPETITION AND REDIRECTED FOCUS FROM CORE BUSINESS; CURRENT ECONOMIC CONDITIONS; HISTORICALLY LOWER R&D PRODUCTIVITY THAN THAT PROJECTED IN THE R&D PROJECTIONS UTILIZED BY GOLDMAN SACHS; ABSENCE OF HISTORY OF COMPANY'S SUCCESSFUL COMMERCIALIZATION OF THE SIGNIFICANT NUMBER OF MAJOR NEW PRODUCTS REFLECTED IN SUCH R&D PROJECTIONS; TECHNOLOGICAL RISKS INHERENT IN R&D PIPELINE; AND ABSENCE OF HISTORY OF REVENUE AND PROFIT CONTRIBUTION FROM NEW PROJECTS COMPARABLE TO THAT PROJECTED IN THE R&D PROJECTIONS.

          THE PROTECTION OF THE DISCLOSURE LIABILITY SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES LITIGA-

     TION REFORM ACT OF 1995 IS NOT APPLICABLE TO PROJECTIONS OR OTHER FORWARD-LOOKING INFORMATION CONTAINED IN THIS OFFER TO PURCHASE.

PRICE RANGE OF SHARES; DIVIDENDS

     The discussion set forth in the section entitled "THE TENDER OFFER -- Price Range of Shares; Dividends" of the November 2 Offer to Purchase is hereby amended and supplemented as follows:

          Tendering stockholders otherwise entitled thereto will receive the Company's dividend of $.05 per Share payable on January 15, 1999 to all stockholders of record on December 18, 1998 which was declared on November 10, 1998.

          According to published sources, on December 4, 1998, the last full trading day prior to Parent's public announcement of the Revised Offer Price, the last closing price of the Shares on the Nasdaq National Market System was $37.25 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

CERTAIN EFFECTS OF THE TRANSACTION

     The discussion set forth in the first five paragraphs in the section entitled "THE TENDER OFFER -- Certain Effects of the Transaction" of the November 2 Offer to Purchase is hereby restated in its entirety as follows.

          Effect upon the Shares. The purchase of Publicly-held Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Publicly-held Shares. According to the Company's 10-K, as of February 20, 1998 there were approximately 553 holders of record of the Shares.

          Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing for quotation on the Nasdaq National Market System and may, upon the initiative of the NASD, be delisted therefrom. The Nasdaq National Market System published guidelines indicate that the NASD would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 400 or if the number of publicly held Shares should fall below 750,000 or if the aggregate market value of the Publicly-held Shares should fall below $5,000,000.

          In the event that the Shares are no longer included in the Nasdaq National Market System, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from quotation on the Nasdaq National Market System, the market for the Shares could be adversely affected. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 holders of record of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the executive officers and directors of the Company and beneficial owners of more than 10% of the Shares would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the

     Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or 144A promulgated under the Securities Act of 1933, as amended.

     If the registration of the Shares is not terminated and the Shares are not delisted after consummation of the Offer and prior to the Second Step Merger, then the Shares will cease to be listed on the Nasdaq National Market System, and the registration of the Shares under the Exchange Act will be terminated, following the Second Step Merger.

SOURCE AND AMOUNT OF FUNDS

     The information contained in the Section entitled "THE TENDER
OFFER -- Source and Amount of Funds" of the November 2 Offer to Purchase is hereby amended and restated in its entirety as follows:

          Purchaser estimates that the total amount of funds required to purchase the Publicly-held Shares and the Option Shares pursuant to the Offer and the Second Step Merger will be approximately $470 million (after giving effect to the payment of the exercise price on the vested and exercisable Options and excluding $3.8 million for payment of estimated costs and expenses).

          Parent received a financing commitment for credit facilities (the "Credit Facilities") of up to $600 million from The First National Bank of Chicago ("First Chicago" and, in its capacity as administrative agent, the "Administrative Agent"). First Chicago's affiliate, First Chicago Capital Markets, Inc., acting as arranger (the "Arranger") with respect to the Credit Facilities, undertook to syndicate the Credit Facilities to a group of financial institutions (the "Lenders"). As of the date hereof, the Lenders have committed to provide the entire amount of the Credit Facilities.

          The Credit Facilities will consist of an unsecured 364-Day credit facility of up to $300 million (the "364-Day Facility") and an unsecured five-year revolving credit facility of up to $300 million (the "Revolving Credit Facility") that will be made available to Parent. A portion of the proceeds of both the 364-Day Facility and the Revolving Credit Facility will be used to finance the Offer. Parent will contribute approximately $170 million of proceeds from the 364-Day Facility and approximately $300 million of proceeds of the Revolving Credit Facility to Purchaser (assuming all Publicly-held Shares and the Option Shares are purchased, after giving effect to the payment of the exercise price on the vested and exercisable Options), which funds will be used by Purchaser to pay for Shares accepted for payment in the Offer. Existing cash and the balance of the proceeds of the 364-Day Facility will be used by Parent to pay certain expenses and costs related to the Offer and to provide financing for the general corporate purposes of Parent and its subsidiaries after consummation of the Offer.

          The availability of the Credit Facilities is subject to the following conditions: (i) no amendment, waiver or modification of the terms of the Offer which is not reasonably acceptable to the Administrative Agent; (ii) the absence of any injunction or restraining order which, in the reasonable judgment of the Administrative Agent, would prohibit the funding of the Credit Facilities or the successful consummation of the Offer or the Scheduled Asset Sale (hereinafter defined); (iii) the absence of material litigation; (iv) the absence of any material adverse change with respect to Parent or Parent's principal operating subsidiaries and (v) certain other conditions customary for credit facilities of this type.

          Parent expects that the Credit Facilities will provide sufficient availability to finance the Offer and related costs and expenses and, together with other financing sources available to Parent, to provide for Parent's and its subsidiaries' (including, after the Second Step Merger, the Company's) ongoing working capital and general corporate needs.

          The interest rates on the Credit Facilities will be, at Parent's election, either the Alternate Base Rate (defined as the higher of First Chicago's base rate and the Federal Funds rate plus 1/2% per annum) or the Eurodollar Rate (defined as the sum of (i) the quotient of First Chicago's London interbank offering rate divided by one minus the maximum aggregate reserve requirement imposed under Regulation D on Eurocurrency liabilities, plus (ii) the applicable percentage rate per annum as set forth in the pricing schedule attached to the credit agreement (the "Pricing Schedule")). During the continuance of a default, the interest rate on any loan under the Credit Facilities will be the otherwise applicable interest rate plus 2% per annum. A facility fee will accrue at a per annum rate as set forth in the Pricing Schedule on the daily average commitment of such lender until and including the termination date of the Credit Facilities. A utilization fee will accrue for each day until and including the later of the termination date of the Credit Facilities and date all loans are paid in full, such utilization fee to be equal to the applicable utilization fee rate as set forth in the Pricing Schedule for such date multiplied by the aggregate principal amount of the loans and aggregate letter of credit obligations outstanding on such date, payable on each payment date and the termination date of the Credit Facilities.

          The Lenders' aggregate commitments under the 364-Day Facility will be reduced by (i) 100% of the net proceeds realized upon closing of the Scheduled Asset Sale (defined below) and (ii) 100% of the net proceeds realized upon the issuance or incurrence of indebtedness for borrowed money (exclusive of loans under the Credit Facilities), but only to the extent that such application of the proceeds described in the foregoing clauses
     (i) and (ii) is necessary to reduce the aggregate commitments of the Lenders under the 364-Day Facility to $100,000,000.

          The Credit Facilities will include certain representations and warranties and covenants customary for facilities of this type, including:
     (i) financial covenants consisting of a minimum net worth requirement and a maximum leverage ratio; (ii) preservation of corporate existence, compliance with laws, payment of taxes, maintenance of properties and insurance and financial and other reporting requirements; and (iii) limitations (subject to certain exceptions) on indebtedness, contingent obligations (including guarantees), liens, mergers and acquisitions, sales of assets, joint ventures and other investments, and transactions with affiliates. The Credit Facilities will also include customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross defaults to other indebtedness, bankruptcy events, defaults in satisfaction of money judgments, material adverse change, certain events under the Employee Retirement Income Security Act of 1974, as amended, and a change of control of Parent.

          On August 25, 1998, Parent announced that it had entered into a definitive agreement to sell its packaging coatings business to The Valspar Corporation (the "Scheduled Asset Sale"). The transaction is presently expected to close prior to December 31, 1998. Under the terms of the 364-Day Facility, the net proceeds to Parent from such sale must be used to reduce the 364-Day Facility to a maximum of $100,000,000. Parent has made no additional plans or arrangements to finance or repay the Credit Facilities other than in accordance with the terms of the Credit Facilities as described herein.

     Purchaser's obligation to purchase Shares tendered pursuant to the Offer is not subject to financing.

AMENDED CONDITIONS OF THE OFFER

     The Purchaser hereby amends and restates in its entirety the discussion set forth in the section entitled "THE TENDER OFFER -- Certain Conditions of the Offer" of the November 2 Offer to Purchase which had been previously amended, in part, in Amendment No. 3 to the Schedule 14D-1 filed with the Commission on November 23, 1998, as follows:

     CERTAIN CONDITIONS OF THE OFFER

          Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if at any time prior to the Expiration Date, any of the following shall occur or exist:

             (a) there shall have been threatened, instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent or Purchaser of the Shares or seeking to restrain or prohibit the making or consummation of the Offer or the Second Step Merger; (ii) seeking to obtain from Parent or Purchaser any damages, fines or legal sanctions relating to the Offer or the Second Step Merger; (iii) seeking to prohibit or limit the ownership or operation by Parent or Purchaser or any of their affiliates of any portion of the business or assets of the Company or to compel Parent or Purchaser or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or seeking to impose any limitation on the ability of Parent or Purchaser or any of their affiliates to conduct such business or own such assets; (iv) seeking to impose or confirm limitations on the ability of Parent or Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of their affiliates on all matters properly presented to the Company's stockholders; (v) seeking to require divestiture by Parent or Purchaser or any of their affiliates of any Shares; or (vi) which would otherwise in the judgment of Purchaser or Parent (which shall be reasonably exercised), materially adversely affect the Company or adversely affect the benefits which Purchaser or Parent expects to derive from the successful completion of the Offer and/or the Second Step Merger; or

             (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, promulgated, entered, enforced, issued or deemed applicable to the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, or any other action shall have been taken by any government, governmental authority or agency or court with respect to a proceeding described in paragraph
        (a) above, domestic or foreign, that has, or, in Parent's discretion (which shall be reasonably exercised), could be expected to result in, any of the consequences referred to in paragraph (a) above; or

             (c) any approval, permit, authorization, favorable review or consent of any court or governmental entity shall not have been obtained on terms satisfactory to Parent or Purchaser in their discretion (which shall be reasonably exercised) or Parent or Purchaser is advised, or otherwise has reason to believe, that any such approval, permit, authorization, review or consent will be denied or substantially delayed, or will not be given other than upon terms or conditions that would, in Parent's or Purchaser's judgment (which shall be reasonably exercised), make it impracticable to proceed with the Offer; or

             (d) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the judgment of Parent(which shall be reasonably exercised), is or may be materially adverse to the Company or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser, or Parent or Purchaser shall have become aware of any facts that, in the judgment of Parent or Purchaser (which shall be reasonably exercised), have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser, Parent or any other affiliate of Parent; or

             (e) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or in the over-the-counter market in the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares; (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United

        States; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

             (f) unless Parent shall have consented in writing, the Company shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization; (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Shares; (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company; (iv) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security; (v) issued, or announced its intention to issue, any debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with its past practice; (vi) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business; (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares; (viii) proposed, adopted or authorized any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents or Purchaser or Parent shall have learned about any such proposal or amendment which shall not have been previously disclosed; (ix) entered into any new material contracts or canceled or substantially changed the terms of any existing material contracts; or (x) agreed in writing or otherwise to take any of the foregoing actions; or

             (g) the Company shall have (i) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business; (ii) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination; or (iii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement and Income Security Act of 1974, as amended) of the Company, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase; or

             (h) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company, which, in the judgment of Parent or Purchaser (which shall be reasonably exercised) in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

          The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in its discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding upon all parties.

          Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

MISCELLANEOUS

     The information set forth in the section entitled "THE TENDER
OFFER -- Miscellaneous" of the November 2 Offer to Purchase is hereby amended and restated in its entirety as follows:

          Neither Parent nor Purchaser is aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Parent or Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Parent and Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Offer cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. Each of Parent or Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PURCHASER, PARENT OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS SUPPLEMENT.

          Purchaser and Parent have filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, Parent and Purchaser have filed with the Commission the Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth herein (except that they will not be available at the regional offices of the Commission).
                                          DEXTER ACQUISITION DELAWARE, INC.
December 7, 1998

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Revised Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:
                        The Depositary for the Offer is:
                                BANKBOSTON, N.A.

             By Mail:                           By Hand:                    By Overnight Delivery:
         BankBoston, N.A.           Securities Transfer & Reporting            BankBoston, N.A.
          P. O. Box 9573                     Services, Inc.                  40 Campanelli Drive
 Boston, Massachusetts 02205-9573      c/o Boston EquiServe L.P.        Braintree, Massachusetts 02184
       Attention: Corporate               100 Williams Street                Attention: Corporate
          Reorganization                        Galleria                        Reorganization
                                        New York, New York 10038
                                          Attention: Corporate
                                             Reorganization

                                       By Facsimile Transmission:
                                      (Eligible Institutions Only)
                                             (781) 794-6333
                                       Confirm Fax by Telephone:
                                             (781) 794-6388

     Questions and requests for assistance should be directed to the Information Agent at its address or telephone numbers set forth below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [MACKENZIE LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885
                      The Dealer Manager for the Offer is:
                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8971 (Call Collect)